EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com
NEWS RELEASE

August 7, 2019

Avino Reports Q2 2019 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) released today its consolidated financial results for the Company’s second quarter ended June 30, 2019. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SECOND QUARTER 2019 HIGHLIGHTS

•	Generated revenues of $7.8 million from the sale of concentrates
•	Mine operating income of $0.3 million
•	Net loss after taxes of $0.2 million, or Nil per share
•	Silver equivalent production of 599,593 ounces[1], including 246,129 ounces of silver, 1,609 ounces of gold and 1,136,113 pounds of copper
•	Total consolidated cash cost[2] was $10.89 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cost (“AISC”)[2] was $13.10 per silver payable equivalent ounce[1]
•	Working capital of $8.7 million, at June 30, 2019, and $14.2 million as of today
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[2] was $0.6 million
•	Cash of $3.4 million was on hand at the end of the quarter, and $7.7 million as of today

1. *In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,257 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

2.. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported.

“During the second quarter of 2019, we experienced an unplanned downtime of 5 days due to labour negotiations regarding the closure of the San Gonzalo Mine, this, together with a decline in the feed grade at San Gonzalo, had an impact on our earnings during the second quarter of 2019” said David Wolfin, President and CEO. “However, during the quarter, on a positive note, the commissioning of the tailing’s thickener, which began during the first quarter, has been completed on schedule and has transitioned to full operation. In addition, I’m very pleased that our teams in Mexico and Canada continued their diligent approach to reducing our G&A expenses with a 24% reduction this quarter compared to Q2 2018 and a 32% reduction year to date. We will continue to focus on profitable ounces and keeping costs controlled company-wide.”

Avino Silver & Gold Mines Ltd. August 7, 2019

Avino Reports Q2 2019 Financial Results

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Second Quarter 2019	Second Quarter 2018	Change	YTD 2019	YTD 2018	Change
Operating
Tonnes Milled	200,873	184,726	9%	398,560	325,543	22%
Silver Ounces Produced	246,129	323,014	-24%	514,528	632,941	-19%
Gold Ounces Produced	1,609	1,734	-7%	3,422	3,799	-10%
Copper Pounds Produced	1,136,113	1,480,830	-23%	2,198,815	2,450,995	-10%
Silver Equivalent Ounces[1] Produced	599,493	738,853	-19%	1,214,512	1,395,552	-13%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	618,894	646,555	-4%	1,141,521	1,212,712	-6%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$10.89	$9.07	20%	$11.14	$9.33	19%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$13.10	$10.54	24%	$13.43	$11.10	21%

1. In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. In Q2, 2018, AgEq was calculated using metals prices of $16.53 oz Ag, $1,307 oz Au and $3.12 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2019	Second Quarter 2018	Change	YTD 2019	YTD 2018	Change
Financial
Revenues	$7,813	$9,176	-15%	$14,524	$17,332	-16%
Mine Operating Income	$296	$2,406	-88%	$352	$4,262	-92%
Net Income	$(166)	$839	-120%	$(776)	$1,657	-147%
Cash	$3,405	$4,766	-29%	$3,405	$4,766	-29%
Working Capital	$8,665	$10,020	-14%	$8,665	$10,020	-14%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$609	$2,805	-78%	$658	$4,492	-85%
Adjusted EBITDA[1]	$350	$2,397	-85%	$350	$3,898	-91%
Per Share Amounts
Earnings per Share (“EPS”) – Basic	$-	$0.02	-100%	$(0.01)	$0.03	-133%
Cash Flow per Share (YTD)[1] – Basic	$0.01	$0.05	-80%	$0.01	$0.04	-75%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. August 7, 2019

Avino Reports Q2 2019 Financial Results

Financial Results

The Company generated revenues of $7.8 million during Q2 2019; which was 15% lower than Q2 2018. The lower revenues are a result of lower production and unplanned downtime mentioned earlier as well as lower realized metals prices.

Mine operating income was $0.3 million during Q2 2019, compared to $2.4 million in the same period of 2018. The decrease is reflective of lower realized metal prices, lower grades achieved, depletion at San Gonzalo, as well as the above-mentioned unplanned downtime.

During Q2 2019, the Company reported a net loss of $0.2 million or nil per share, compared to net income of $0.8 million or $0.02 earnings per share in Q2 2018.

Operational Results

Silver equivalent production for Q2 2019 decreased by 19% to 599,593 oz1 compared to 738,853 oz1 in Q2 2018. Silver production for Q2 2019 decreased 24% to 246,129 oz1 compared to 323,014 oz1 in Q2 2018. Gold production for Q2 2019 decreased by 7% to 1,609 oz compared to 1,734 oz in the corresponding period of 2018. Copper production decreased by 21% to 1,136,113 lbs compared to 1,480,830 lbs in Q2 2018. Total mill feed processed during Q2 2019 increased 8% to 200,873 dry tonnes which comprised 96,707 tonnes from Avino, 17,570 tonnes from San Gonzalo and 86,596 tonnes from AHAG Stockpiles.

Production results for the quarter are reflective of the unplanned downtime of 5 days due to labour negotiations with respect to the closure of the San Gonzalo Mine, the expected decline in feed grade at San Gonzalo as the mine approaches the end of its current economic life, and the change of product feed mix to maximize profitable production ounces.

Due to the upcoming closure of the San Gonzalo mine, Avino had previously announced that there would be a transition of some workers from San Gonzalo to the San Luis area of the Avino Mine. The depleting mine material and grades at San Gonzalo have occurred at a time where silver prices remain low, which in turn affects the entire Company and its contractors.

The mill circuit configuration in Q2 2019 was the same as Q1 2019, where Mill Circuit 1 processed material from the San Gonzalo Mine, Mill Circuit 2 processed material from the San Luis area of the Avino Mine, Mill Circuit 3 processed material from Elena Tolosa and Mill Circuit 4 processed material from the Avino Historic Above Ground “AHAG” Stockpiles.

At the Avino Mine, silver equivalent ounces1 produced during Q2 2019 totalled 362,445 compared to 529,247 during Q2 2018, a decrease of 32%.

On a quarterly basis, gold feed grade increased by 6%, while silver and copper feed grades decreased by 23% and 8%, respectively. The change in grades was due to variability in the deposit.

Recovery rates for Q2 2019 were down slightly compared with Q2 2018, with decreases of 5% in silver, 6% gold, and 6% copper.

At the San Gonzalo Mine, silver equivalent ounces1 produced during Q2 2019 totaled 61,905 representing a decrease of 57% compared to 143,124 in Q2 2018.

During Q2 2019, silver and gold feed grades at San Gonzalo declined by 45% and 54%, respectively, compared to Q2 2018. This, along with a decrease in both silver and gold recovery, resulted in a 57% decrease in silver equivalent ounces produced compared to Q2 2018.

Avino Silver & Gold Mines Ltd. August 7, 2019

Avino Reports Q2 2019 Financial Results

San Gonzalo is approaching its end of life, and the grades, recoveries and production have begun to decline. This is in line with our internal expectations.

In Q2 2019, Mill Circuit 4 processed 86,596 tonnes of the AHAG Stockpiles, which represents a 10% increase in throughput compared to Q1 2019, with no comparative figures for Q2 2018 as the Company commenced processing AHAG Stockpiles in May 2018.

Costs and Capital Expenditures

Consolidated cash costs per AgEq ounce1,2 during Q2 2019 were $10.89, while the all-in sustaining cash costs per AgEq ounce1,2 during Q2 2019 were $13.10 compared to $9.07 and $10.54, respectively, during Q2 2018, an increase of 20% for cash costs and a 26% increase in the all-in sustaining cash costs due to grade variation in the current mining areas of the Avino Mine and lower ounces sold as a result of declining grades at San Gonzalo.

All-in sustaining cash costs2 at San Gonzalo during Q2 2019 was $24.94 per AgEq ounce1 compared to $12.07 during Q2 of 2018.

All-in sustaining cash costs2 at Avino during Q2 2019 were $14.71, compared to $9.74 realized during Q2 2018, the increases attributable to the higher costs mentioned above.

All-in sustaining cash costs2 for AHAG stockpiles during Q2 2019 was $7.83, and is compared to Q4 2018 at $7.14, as there are no comparative figures for Q2 2018.

Capital expenditures during the three months ended March 31, 2019, were $4.9 million compared to $7.4 million for the corresponding period of 2018.

Capital expenditures at the Avino property mainly relate to upgrades to the existing tailings facility, equipment purchased to improve metallurgical results, and the completion of the tailings thickener, as well as exploration at the Bralorne Gold Mine.

Bralorne Mine Update

Avino continued its exploration and drilling campaign at Bralorne in the second quarter of 2019 using flow through funds that were raised in April of 2018. These funds are available to be used by December 31, 2019. The budget for the program was CDN $6.4M, and an estimated CDN $4.5 million has been spent to target new discoveries in unexplored portions of the property.

Phase One of the drilling proceeded from Q4 2018 to Q2 2019 and targeted underexplored portions of known veins. Phase Two of the drilling will continue from Q2 to Q4, 2109 and will be targeting new discoveries in unexplored portions of the property.

Detailed results from Phase One can be found in press releases dated December 17, 2018 and April 1, 2019 on the Avino website under the news tab or on the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Preliminary results from Phase two are also outlined in the April 1, 2019 news release.

Avino Silver & Gold Mines Ltd. August 7, 2019

Avino Reports Q2 2019 Financial Results

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA and adjusted EBITDA, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

In addition, the Company will be holding a conference call and webcast on Thursday, August 8, 2019 at 8:00 am PDT (11:00 am EDT).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Second Quarter 2019 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion. The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document. Avino’s Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – August 7, 2019

Avino Reports Q2 2019 Financial Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.